EXHIBIT 4.5
Restricted Stock Unit Award Agreement
          This Restricted Stock Unit Award Agreement (the “Agreement”) is made as of January 29, 2008 (the “Grant Date”) by and between Universal Electronics Inc., a Delaware corporation (the “Corporation”), and the undersigned employee (the “Employee”). As used in this Agreement, the term “Corporation” shall include, where applicable, any and all of its subsidiaries or related entities. Any capitalized term used in this Agreement that is not defined herein shall have the meaning thereof set forth in the Universal Electronics Inc. 2006 Stock Incentive Plan (the “Plan”), a copy of which can be obtained by written request to the Corporation’s Chief Financial Officer.
          Whereas, the Board of Directors of the Corporation (the “Board”) have approved the Plan;
          Whereas, the Board has designated and empowered the Compensation Committee of the Board (the “Committee”) to administer the Plan; and
          Whereas, the Committee has authorized grants of Restricted Stock Units (the “RSUs”) to Eligible Employees, payable in shares of the Corporation’s common stock, par value $0.01 per share (“Stock”) pursuant to the terms and conditions set forth in the Plan and in this Agreement;
          Now, Therefore, the parties, intending to be legally bound, hereto agree as follows:
1.	Grant of the RSUs. Subject to the terms and conditions set forth herein, the Employee is hereby granted ( ) RSUs on the Grant Date.

2.	Vesting of the RSUs and Issuance and Delivery of Stock. Subject to earlier termination, acceleration or cancellation of the RSUs as provided herein, the RSUs shall vest in twelve (12) equal increments (rounded to the nearest whole unit) on the last day of each calendar quarter (each a “Vesting Date”), commencing in the first calendar quarter following the Grant Date and continuing in each calendar quarter thereafter until fully vested; provided that the Employee continues to be employed by the Corporation on each such Vesting Date. Subject to Sections 6 and 7 of this Agreement, upon the vesting of the RSUs and as soon as administratively practicable after each Vesting Date, the Corporation shall issue and deliver to the Employee (or the Employee’s estate or legal representative, in the event of Employee’s death or “Total Disability” (as such term is defined in Section 4(e)) one (1) share of Stock free and clear of any restrictions for each vested RSU. Such issued and delivered shares of Stock shall be in book-entry form maintained by the Corporation’s Transfer Agent and shall otherwise be transferable utilizing the Corporation’s Direct Registration System and Profile Modification System.

3.	Effect of Termination of Employment. Except as set forth in Section 4, in the event that the Employee’s employment with the Corporation is terminated for any reason, any RSUs that are unvested as of such date shall be immediately forfeited and cancelled without further action by the parties hereto, and the Employee shall no longer have any rights with respect to the forfeited and cancelled RSUs (or any Dividend Equivalents with respect thereto).

4.	Effect of Termination of Employment Without Cause or Due to Constructive Termination and Effect of Change In Control.
(a)	In the event that (i) the Employee’s employment with the Corporation is terminated (A) by the Corporation without “Cause” (as such term is defined in Section 4(b) below) or (B) by the Employee as the result of a “Constructive Termination” (as such term is defined in Section 4(c) below), or (ii) a “Change in Control” (as such term is defined in Section 4(d) below) occurs, the Employee shall be fully vested in the RSUs as of such date of termination or the effective date of the Change in Control, whichever may apply, without further action by the parties hereto.

(b)	For purposes of this Agreement, “Cause” shall mean (i) the willful and continued failure by the Employee to substantially perform the Employee’s duties with the Corporation (other than a failure resulting from the Employee’s death or “Total Disability” (as such term is defined in Section 4(e) below) after a demand for substantial performance is delivered to the Employee by the Corporation, which specifically identifies the manner in which it is believed that the Employee has not substantially performed the Employee’s duties; (ii) the willful engaging by the Employee in gross misconduct that is materially and demonstrably injurious to the property or business of the Corporation; or (iii) the Employee’s commission of a fraud, misappropriation or a felony. For purposes of this Section 4(b), no act or failure to act by the Employee shall be considered “willful” unless such act or failure to act is done, or omitted to be done, without good faith and without a reasonable belief that the Employee’s action or omission was in the best interests of the Corporation or not opposed to the best interests of the Corporation.
(c)	(i)	For purposes of this Agreement, “Constructive Termination” shall mean the termination of the Employee’s employment with the Corporation by the Employee within eighteen (18) months after the occurrence of a material diminution in the Employee’s authority, duties, or responsibilities; provided that a termination by the Employee will only constitute a Constructive Termination if (A) the Employee gives the Corporation a “Notice of Constructive Termination” (as defined in Section 4(c)(ii) below) within ninety (90) calendar days following the occurrence of the event that constitutes a Constructive Termination and (B) the Corporation fails to remedy the event constituting a Constructive Termination within thirty (30) calendar days after receipt of the Notice of Constructive Termination from the Employee. If the Employee determines that a Constructive Termination exists and timely files a Notice of Constructive Termination, such determination shall be presumed to be true and the Corporation will have the burden of proving that a Constructive Termination does not exist. Failure of the Employee to provide a Notice of Constructive Termination within the 90-day period described above shall be conclusive proof that the Employee shall not have a Constructive Termination.

(ii)	For purposes of this Section 4(c), “Notice of Constructive Termination” shall mean a written notice by the Employee to the Corporation which sets forth in reasonable detail the specific reason for a termination of employment for Constructive Termination and the facts and circumstances claimed to provide a basis for such termination and is provided to the Corporation in accordance with the terms set forth in Section 4(c)(i) above.
(d)	For purposes of this Agreement, a “Change in Control” shall be deemed to occur when (i) any “person” or “group” (as such terms are used in Sections 3(a), 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “1934 Act”)), other than (A) a trustee or other fiduciary holding securities under any employee benefit plan of the Corporation or (B) a corporation owned directly or indirectly by the stockholders of the Corporation in substantially the same proportions as their ownership of Stock in the Corporation immediately prior to any such occurrence, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of securities of the Corporation representing 20% or more of the total voting power of the then outstanding securities of the Corporation entitled to vote generally in the election of directors (the “Voting Stock”); (ii) individuals who are members of the Board on the date of this Agreement and any individual who becomes a member of the Board hereafter whose nomination for election as a director was approved by the affirmative vote of a majority of such directors (including any non-director added pursuant to this clause), cease to constitute a majority of the members of the Board; (iii) there occurs a merger or consolidation of the Corporation with any other corporation or entity, other than a merger or consolidation which would result in the Voting Stock of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total voting power represented by the Voting Stock or the voting securities of such surviving entity outstanding immediately after such merger or consolidation; (iv) there occurs a sale or transfer or disposition of all or substantially all of the Corporation’s assets to any other corporation or entity, other than a corporation owned directly or indirectly by the stockholders of the Corporation in substantially the same proportions as their ownership of Stock in the Corporation immediately prior to such sale, transfer or disposition; or (v) the dissolution or liquidation of the Corporation.

(e)	For purposes of this Agreement, “Total Disability” shall mean that (i) the Employee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months or (ii) the Employee is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Corporation.
5.	Employee’s Rights as Stockholder. Prior to the vesting of the RSUs, the Employee shall have no rights as a stockholder with respect to the Stock to be issued upon the vesting of the RSUs. However, the Employee shall be credited with an amount equal to all cash dividends (“Dividend Equivalents”) that would have been paid to the Employee if one share of Stock had been issued to the Employee on the Grant Date for each RSU granted to the Employee as set forth in this Agreement. Upon the vesting of the RSUs, in addition to the issuance and delivery of Stock in accordance with Section 2, the Employee shall be entitled to payment of the Dividend Equivalents in cash.

6.	Changes in Stock. In the event of any merger, reorganization, consolidation, recapitalization, stock dividend or distribution, spin-off, split-up, combination, exchange of shares, or other change in corporate structure or capitalization affecting the Stock, and if by virtue of any such change the Employee would have been entitled to additional or different shares of any security, if one share of Stock had been issued to the Employee on the Grant Date for each RSU granted to Employee as set forth in this Agreement, the Employee shall, upon vesting of the RSUs, be entitled to receive such new or additional or different shares or securities and such new or additional or different shares or securities shall be subject to all of the conditions and restrictions which were applicable to the Stock pursuant to this Agreement.

7.	Taxes. The Employee shall be liable for any and all applicable federal, state and local tax withholding requirements arising out of this grant or the vesting of the RSUs hereunder. Employee shall satisfy his or her withholding tax obligation in accordance with Employee’s selection of one of the withholding options as set forth in the Withholding Election attached hereto as Exhibit A and Employee agrees that such selection is irrevocable. The Employee further agrees that the issuance and delivery of the Stock in accordance with Section 2 is conditioned on the payment by Employee to the Corporation of an amount equal to the taxes required to be withheld by the Corporation as a result of the vesting of the RSUs and that no such Stock shall be issued and delivered to Employee until Employee’s tax withholding obligations have been satisfied. If the Employee is an executive officer of the Corporation, the election to satisfy the tax withholding obligations relating to the vesting of the RSUs in the manner permitted by this Section 7 shall be made during the “window period” as described in the Corporation’s Insider Trading Policies unless otherwise determined in the sole discretion of the Committee.

8.	Transferability of RSUs. The RSUs or any of the rights granted hereunder may not be sold, pledged or otherwise transferred otherwise than by will or the laws of descent and distribution.

9.	Notices. Any notice or demand provided for in this Agreement must be in writing and must be either personally delivered, delivered by overnight courier, or mailed by first class mail, to the Employee at the Employee’s most recent address on file in the records of the Corporation, and to the Corporation at 6101 Gateway Drive, Cypress, California 90630, Attention: Chief Financial Officer, or to such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice or demand under this Agreement will be deemed to have been given when received.

10.	Severability. This Agreement and each provision hereof shall be valid and enforced to the fullest extent permitted by law. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision. Without limiting the generality of the foregoing, if the scope of any provision contained in this Agreement is too broad to permit enforcement to its fullest extent, such provision shall be enforced to the maximum extent permitted by law, and the parties hereby agree that such scope may be judicially modified accordingly.

11.	Complete Agreement. This Agreement and those documents expressly referred to herein embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

12.	No Promise of Employment. Neither the Plan nor this Agreement nor any provisions under either shall be construed so as to grant the Employee any right to remain in the employ of the Corporation.

13.	Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement.

14.	Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by the Employee, the Corporation and their respective permitted successors and assigns (including personal representatives, heirs and legatees), and is intended to bind all successors and assigns of the respective parties, except that the Employee may not assign any of the Employee’s rights or obligations under this Agreement except to the extent and in the manner expressly permitted within this Agreement.

15.	Remedies. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may, in its sole discretion, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement, without the necessity of posting bond or any other security.

16.	Waiver or Modification. Any waiver or modification of any of the provisions of this Agreement shall not be valid unless made in writing and signed by the parties hereto. A waiver by either party of any breach of this Agreement shall not operate as a waiver of any subsequent breach.

17.	Governing Law. This Agreement shall be governed and construed and the legal relationships of the parties determined in accordance with the laws of the state of Delaware without reference to principles of conflict of laws.

18.	Section 409A of the Code. To the extent applicable, it is intended that this Agreement and the Plan comply with the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) do not apply to the Employee. This Agreement and the Plan shall be administered in a manner consistent with this intent. Reference to Section 409A of the Code is to Section 409A of the Internal Revenue Code of 1986, as amended, and will also include any regulations, or any other formal guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.
          In Witness Whereof, the parties have executed this Agreement as of the date first above written.

Employee	Universal Electronics Inc.

By:
Name:	Its:	Chairman & Chief Executive Officer

EXHIBIT A
Universal Electronics Inc.
2006 Stock Incentive Plan
Restricted Stock Unit Award withholding election
     This RSU withholding election is made by                      (“Employee”) with respect to the grant of                      (     ) RSUs (the “Grant”) in accordance with the terms set forth in the Restricted Stock Unit Award Agreement, dated January 29, 2008 (the “Agreement”). Such election shall be effective on the date as set forth below and shall be irrevocable after that date. All capitalized terms used in this RSU Withholding Election shall have the meanings given to them in the Agreement.
     Employee hereby selects the following method to satisfy his or her tax withholding obligations with respect to the Grant [Place Initials in One Box Only]:

☐	I hereby authorize the Corporation to withhold the number of shares of Stock required to satisfy my tax withholding obligations due on each Vesting Date from the shares of Stock to be issued upon the vesting of my RSUs.

☐	I hereby agree to deliver payment to the Corporation on each Vesting Date in an amount equal to the amount required to satisfy my tax withholding obligations due on each Vesting Date. I further understand and agree that no shares of Stock will be issued and delivered to me until such payment has been made.

Name:	Date